October 18, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	eResearchTechnology, Inc. Form 10-K for Fiscal Year ended December 31, 2010 Filed March 3, 2011 File No. 000-29100
Ladies and Gentlemen:
We wish to clarify the response set forth in our letter dated August 22, 2011 to the first comment contained in your August 11, 2011 letter with respect to the above-captioned filing.
After reviewing Exhibits 10.9 and 10.15 to the above-captioned filing, we have concluded that those exhibits are more appropriately filed as Item 2 exhibits under Item 601(b) of Regulation S-K. Accordingly, we will refile those two exhibits as Exhibits 2.1 and 2.2 to our Form 10-Q Report for the quarter ended September 30, 2011, and will include in such filing the material exhibits, schedules and attachments thereto (which we have concluded consist of those exhibits and schedules that had previously been filed with Exhibits 10.9 and 10.15), together with a list that briefly indentifies the contents of all omitted exhibits, schedules and attachments and an agreement to furnish supplementally to the Commission a copy of any such omitted exhibits, schedules or attachments upon request.
If further information or clarification with respect to this letter is desired, please contact the undersigned at (215) 282-5566.

Sincerely,

/s/ Keith D. Schneck

Keith D. Schneck Executive Vice President and Chief Financial Officer

cc:	Thomas G. Spencer, Esq., Duane Morris LLP